Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

October 27, 2017

Press release

9-month figures: Linde continues to grow revenue and earnings

●	Group revenue increases to EUR 12.864 bn
●	Group operating profit[1] rises to EUR 3.151 bn
●	Group outlook for 2017 confirmed
●	Merger: Antitrust clearance received for Pakistan, Paraguay, Russia and Turkey

Munich, 27 October 2017 – The technology company Linde continued to achieve increases in Group revenue and operating profit in the nine months to 30 September 2017. "There were positive trends in revenue and earnings in the first nine months of 2017 and we are also right on track with our efficiency programme," said Professor Dr Aldo Belloni, Chief Executive Officer of Linde AG.

January to September 2017: Business performance in line with expectations
The technology company The Linde Group generated Group revenue from continuing operations in the first nine months of the year (i.e. excluding Gist) of EUR 12.864 bn, 2.7 percent more than the revenue for the prior-year period of EUR 12.530 bn. Group operating profit from continuing operations rose by 3.8 percent to EUR 3.151 bn (2016: EUR 3.035 bn). The outlook for the full year 2017 was confirmed.
After adjusting for exchange rate effects, Group revenue was 2.4 percent higher than in the prior-year period. Group operating profit after adjusting for exchange rate effects rose by 3.7 percent. At 24.5 percent, the Group operating margin was 30 basis points above the figure in the first nine months of 2016 of 24.2 percent. Contributing to this improvement were the efficiency measures introduced in 2016. Special items totalling EUR 277 m have been recognised in the current financial year. These include around EUR 50 m of merger-related costs.

Cash flow from operating activities from continuing operations in the nine months to 30 September 2017 fell by 7.4 percent from EUR 2.472 bn to EUR 2.289 bn. The main reasons for this are payments made for restructuring costs and costs relating to the planned merger with Praxair. The change in working capital was EUR –24 m (2016: EUR 23 m), which was partly as a result of the lower figure in 2017 for advance payments received from plant construction customers. Earnings per share from continuing operations was EUR 4.63 (2016: EUR 5.02). Earnings per share from continuing operations before special items increased to EUR 5.71 at 30 September 2017 (2016: EUR 5.23).

1 EBIT (before special items) adjusted for the amortisation of intangible assets and the depreciation of tangible assets.

Gases Division: Slight increase in revenue on a comparable basis
Revenue in the Gases Division in the first nine months of 2017 was EUR 11.244 bn, an increase of 2.1 percent when compared with the figure for the prior-year period of EUR 11.016 bn. After adjusting for exchange rate effects, revenue rose by 1.8 percent. On a comparable basis (after also adjusting for changes in the price of natural gas), the growth in revenue was 1.0 percent. Operating profit was EUR 3.207 bn, which was 3.5 percent higher than the figure in the first nine months of 2016 of EUR 3.098 bn. After adjusting for exchange rate effects, the increase in operating profit was still 3.5 percent. Despite higher natural gas prices, the operating margin rose to 28.5 percent (2016: 28.1 percent).

In the EMEA segment (Europe, Middle East, Africa), the Group generated revenue of EUR 4.386 bn in the first nine months of 2017, which was 2.7 percent higher than the figure achieved in the first nine months of 2016 of EUR 4.272 bn. On a comparable basis, revenue rose by 2.9 percent. Operating profit was EUR 1.383 bn (2016: EUR 1.358 bn). The operating margin fell slightly to 31.5 percent (2016: 31.8 percent). It should be noted here that the 2016 figures were positively impacted by one-off effects such as income from changes to pension plans and profits on disposal of non-current assets totalling EUR 39 m. Positive trends were to be seen in the EMEA segment in almost all product areas. In the on-site business, Linde was able to achieve revenue growth in Northern Europe and Middle East & Eastern Europe as a result of plant start-ups. In the liquefied gases and cylinder gas product areas, revenue increased in virtually all regions.

In the Asia/Pacific segment, Linde generated revenue in the nine months to 30 September 2017 of EUR 3.273 bn, which was 8.1 percent above the figure for the first nine months of 2016 of EUR 3.027 bn. On a comparable basis, revenue increased by 6.3 percent. Operating profit rose by 15.3 percent to EUR 914 m (2016: EUR 793 m). The operating margin increased to 27.9 percent (2016: 26.2 percent). It should be noted here that a one-off effect of EUR 70 m from the sale of assets in the second quarter had a positive impact on the operating margin. Positive trends were to be seen in all product areas. Solid volume and revenue increases were achieved in particular in the liquefied gases and on-site product areas.

In the Americas segment, revenue decreased by 3.3 percent in the first nine months of 2017 to EUR 3.719 bn (2016: EUR 3.847 bn). On a comparable basis, revenue fell by 5.0 percent. Operating profit dropped by 3.9 percent to EUR 910 m (2016: EUR 947 m). The operating margin was 24.5 percent (2016: 24.6 percent). Revenue and earnings trends in this segment were affected by a number of factors working in different directions. Positive trends were once again to be seen in the on-site business and the liquefied gases business in North America. In the Healthcare business in North America, on the other hand, the impact of the price reductions in 2016 as a result of government tenders continues to be felt.

Engineering Division: Increase in order intake
Revenue in the Engineering Division increased by 4.0 percent to EUR 1.809 bn (2016: EUR 1.739 bn). Operating profit also rose, from EUR 146 m in the first nine months of 2016 to EUR 152 m in the first nine months of 2017, an increase of 4.1 percent. As in 2016, the operating margin was 8.4 percent. This met the target Linde has set itself of around 8 percent. Order intake in the Engineering Division in the nine months to 30 September 2017 was EUR 1.969 bn, which was 24 percent higher than the figure of EUR 1.587 bn in the prior-year period. The order backlog remained solid at EUR 4.378 bn (31 December 2016: EUR 4.386 bn).

The Group is expecting to achieve an increase in revenue after adjusting for exchange rate effects in the 2017 financial year of 3 percent, although the challenging market environment could result in a decrease of up to 3 percent. After adjusting for exchange rate effects, operating profit in 2017 should be on a par with or up to 7 percent higher than the figure achieved in 2016. In the Gases Division, Linde is aiming to generate currency-adjusted revenue in the 2017 financial year which is up to 3 percent higher than in 2016, although the challenging market environment could result in a decrease of up to 2 percent. After adjusting for exchange rate effects, operating profit is expected to be on a par with or up to 6 percent higher than in 2016. In the Engineering Division, Linde expects to generate revenue in the 2017 financial year of between EUR 2.0 bn and EUR 2.4 bn and an operating margin of around 8 percent.

Planned merger with Praxair, Inc.

The new holding company Linde plc has already received 4 of the 24 approvals required from antitrust authorities. The authorities in Pakistan, Paraguay, Russia and Turkey have confirmed that they have no objections to the merger. As planned, the parties concerned are cooperating closely with all the other competition authorities.

To coincide with the publication of the 9-month report, a webcast for analysts will take place today at 2pm German time in English with Dr Sven Schneider, CFO of Linde AG. Journalists will have the opportunity to watch the webcast by following this link: https://event.mescdn.com/linde/results-conference-call-9m-2017

In the 2016 financial year, The Linde Group generated revenue of 17 billion euro, making it one of the leading gases and engineering companies in the world, with approximately 60,000 employees working in more than 100 countries worldwide. The strategy of The Linde Group is geared towards long-term profitable growth and focuses on the expansion of its international business, with forward-looking products and services. Linde acts responsibly towards its shareholders, business partners, employees, society and the environment in every one of its business areas, regions and locations across the globe. The company is committed to technologies and products that unite the goals of customer value and sustainable development.

For more information, see The Linde Group online at www.linde.com

Further information:
Media Relations Dr Frank Herkenhoff Phone +49.89.35757-1320	Investor Relations Bernard Wang Phone +49.89.35757-1328 Anne Walther Phone +49.89.35757-1356

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.